04035769

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Global Cogenix Industrial Corporation

*CURRENT ADDRESS 214 - 3540 West 41st Ave
Vancouver, B.C. V6N 3E6

**FORMER NAME

PROCESSED

**NEW ADDRESS

JUL 27 2004

THOMSON FINANCIAL

FILE NO. 82- 2990 FISCAL YEAR 1/31/03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: BTS

DAT : 7/23/04

82-2110

ARl S
1-31-03

GLOBAL COGENIX INDUSTRIAL CORPORATION

ANNUAL REPORT

JANUARY 31, 2003

GLOBAL COGENIX INDUSTRIAL CORPORATION
NOTICE OF ANNUAL GENERAL MEETING

NOTICE is herby given that the Annual General meeting of GLOBAL COGENIX INDUSTRIAL CORPORATION (the "Company") will be held on July 23, 2004 at Suite 1000-625 Howe St., Vancouver, B.C. at the hour of 11:00a.m. (Vancouver time) for the following purposes:

1. To receive and consider the Report of the Directors.
2. To receive and consider the audited financial statements of the Company for the period ending January 31, 2004 together with the auditors report therein.
3. To appoint auditors for the ensuing year and to authorize the Directors to fix the remuneration to be paid to the auditors.
4. To elect Directors to hold office until the next Annual General Meeting.
5. To consider and, if thought fit, approve an ordinary resolution to grant incentive stock options to insiders, directors and employees of the Company or its subsidiaries for the purchase of shares in the capital stock of the Company for such periods, in such amounts, and at such prices per shares, as may be decided by the board of directors in their absolute discretion in accordance with the policies of the British Columbia Securities Commission and the Canadian Venture Exchange subject to acceptance by the British Columbia Securities Commission and the Canadian Venture Exchange, to ratify and approve the granting of stock options previously granted to insiders, directors and employees of the Company, to approve any amendments to previously issued stock option agreements and to any options which are granted pursuant to this authority, and to approve the exercise of any of the foregoing options.
6. To consider, and if thought fit, approve an ordinary resolution to grant incentive stock options to permitted consultants of the Company and/or its subsidiaries for the purchase of shares in the capital stock of the Company for such periods, in such amounts, and at such prices per share, as may be decided by the board of directors in their absolute discretion in accordance with the British Columbia Securities Commission Blanket Order & Ruling #96/15 and subject to acceptance by the Canadian Venture Exchange, to ratify and approve the granting of stock options Previously granted to permitted consultants of the Company, to approve any amendments to previously issued stock option agreements and to any options which are granted pursuant to this authority, and to approve the exercise of any of the foregoing options.
7. To consider, and if thought fit, approve an ordinary resolution to ratify, approve and confirm all lawful acts, contracts proceeding, appointments and payments of money of and by the directors of the Company since the date of the Company's last annual general meeting.
8. To transact such other business as may properly come before the meeting.

Shareholders unable to attend the Annual General Meeting in person are requested to read the enclosed Information Circular and Proxy, then complete, sign and date the enclosed Proxy and deposit same in the enclosed return envelope provided for that purpose together with the power of attorney or other authority if any, under which it was signed within the time and to the location set out in the instructions in the enclosed form of Proxy and Information Circular.

DATED at Vancouver, British Columbia, this 12 th day of June 2004

BY ORDER OF THE BOARD OF DIRECTORS
OF GLOBAL COGENIX INDUSTRIAL CORPORATION

Signed *"Arthur W Lilly"* Arthur W. Lilly, President

GLOBAL COGENIX INDUSTRIAL CORPORATION
INFORMATION CIRCULAR

THIS INFORMATION CIRCULAR CONTAINS INFORMATION AS AT June 12, 2004

PERSONS MAKING THIS SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of Proxies by the management of the Company for use at the Annual General Meeting (the "Meeting") of the members (shareholders) of GLOBAL COGENIX INDUSTRIAL CORPORATION (the Company) to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting, and at any adjournment thereof. It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally by officers of the Company. The cost of solicitation will be borne by the Company.

COMPLETION AND VOTING OF PROXIES

Voting at the Meeting will be by a show of hands, each member having one vote, unless a poll is requested or required (if the number of shares represented by proxies that are to be voted against a motion are greater than 5% of the votes that could be cast at the Meeting), in which case each member is entitled to one vote for each share held. In order to approve a motion proposed at the Meeting a majority of greater than 50% of the votes cast will be required unless the motion requires a special resolution in which case a majority of 75% will be required.

THE PERSONS NAMED IN THE ACCOMPANYING PROXY ARE REPRESENTATIVES OF THE COMPANY. A SHAREHOLDER OR AN INTERMEDIARY HOLDING SHARES ON BEHALF OF AN UNREGISTERED SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS NAMED IN THE PROXY. TO EXERCISE THIS RIGHT, THE SHAREHOLDER OF INTERMEDIARY MUST STRIKE OUT THE NAMES OF THE PERSONS NAMED IN THE PROXY AND INSERT THE NAME OF HIS NOMINEE IN THE SPACE PROVIDED OR COMPLETE ANOTHER PROXY.

A shareholder or intermediary may indicate the manner in which the persons named in the enclosed Proxy are to vote with respect to any manner by checking the appropriate space. On any poll required by virtue of 5% or more of the outstanding shares of the Company being represented by proxies at the Meeting that are to be voted against a matter or by a shareholder or proxy holder requesting a poll, those persons will vote or withhold from voting the shares in respect of which they are appointed in accordance with the directions, if any, given in the Proxy.

If the shareholder or intermediary wishes to confer a discretionary authority with respect to any matter, then the space should be left blank. IN SUCH INSTANCE, THE NOMINEE, IF ONE IS PROPOSED BY MANAGEMENT, INTENDS TO VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF THE MOTION. The enclosed Proxy, when properly signed, also confers discretionary authority with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters, which may be properly brought before the Meeting. At the time of printing this Circular the management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. If, however, other matters which are not known to the management should properly come before the meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgment of the nominees.

The Proxy must be dated and signed by the shareholder or by his attorney authorized in writing or by the intermediary. In the case of a corporation, the Proxy must be executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation and the Proxy must be

accompanied by the minutes of a meeting of the directors or the resolutions of the directors of that corporation appointing such person as the duly authorized officer or attorney for the corporation.
COMPLETED PROXIES TOGETHER WITH THE POWER OF ATTORNEY AND OTHER AUTHORITY IF ANY, UNDER WHICH IT WAS SIGNED OR A NOTARIALLY CERTIFIED COPY THEREOF MUST BE DEPOSTED WITH THE COMPANY'S REGISTRAR AND TRANSFER AGENT. PACIFIC CORPORATE TRUST COMPANY, 1000-625 HOWE STREET, VANCOUVER, B.C., V6C 3B8 AT LEAST 48 HOURS, (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME OF THE MEETING OR ADJOURNMENT THEREOF.

REVOCATION OF PROXIES

A shareholder or intermediary who has given a Proxy has the power to revoke it. Revocation can be effected by an instrument in writing signed by the intermediary or shareholder or his attorney authorized in writing, and, in the case of a corporation executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation and either delivered to the registered office of the Company at Suite 1300-1111 West Georgia Street, Vancouver, B.C. V6E 4M3, at any time up to and including the last business day preceding the day of the Meeting, prior to the hour of commencement.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the directors or senior officers of the Company nor any person who has held such a position since the beginning of the last completed financial year of the Company, nor any proposed nominee for election as a Director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of Directors, and the matters set out under the heading "Particulars of Other Matters to be Acted On".

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company has only one class of shares entitled to be voted at the Meeting, namely, common shares without par value. All issued shares are entitled to be voted at the Meeting and each has one non-cumulative vote. common shares of the Company are presently issued and outstanding.

Only those common shareholders of record on June 16, 2004 will be entitled to vote at the meeting or any adjournment thereof.

To the knowledge of the Directors and Senior Officers of the Company, only the following persons beneficially own, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company which have the right to vote in all circumstances.

Name	Number of Shares	Percentage of Outstanding Shares
Arthur W. Lilly		%

ELECTION OF DIRECTORS

The management proposes to nominate the persons named in the following table for elections as Directors of the Company. Each Director elected will hold office until the next Annual General Meeting at which time he may be re-elected or his successor may be elected, or unless his office is earlier vacated in accordance with the Articles of the Company, or he becomes disqualified to act as a Director.

Management proposes to fix the number of directors of the Company at four (4) and proposes to nominate each of the following persons for election as directors. The following information concerning the nominees is furnished by each individual nominee.

Name & present Position with the Company	**Date first Appointed**	**Present occupation and if not elected director, occupation for past five years**	**Number of Shares owned**
Arthur W. Lilly President	Dec. 30,'98	Director of the Company, formerly Vice-president of Finance of Canlan Investment Corp. of Vancouver	(direct) (indirect)
Robert Hughes Director	Dec.30'98	Director of the Company and President of Avance Venture Corp. and General Energy Corporation	100 (direct) (indirect)
Arthur Willson Lilly, Jr. Director	Feb.10,'01	Director of the Company and Hydro Projects Consultant	80,500 (direct)
John B. Ross Director	June 10,'02	President, Rosstree Capital Corp.	

The foregoing table provides the approximate number of shares of the Company carrying the right to vote in all circumstances beneficially owned, directly or indirectly, or over which control or direction is exercised by each proposed nominee as at the date hereof.

All of the persons named above are residents of Canada. Details of remuneration paid to the Company's executive officers is set out hereunder the heading "Remuneration of Management and Executive Compensation" below.

The Company's audit committee consists of Arthur W. Lilly, John B. Ross, Robert Hughes and Arthur Willson Lilly Jr.

REMUNERATION OF MANAGEMENT AND EXECUTIVE COMPENSATION

During the most recently completed financial year ended January 31, 2003, the Company had one named Executive Officer, namely its President, Chief Executive Officer, and Chairman of the Board, Arthur W. Lilly.

SUMMARY COMPENSATION TABLE

Annual Compensation					Long Term Compensation			
					Awards		Payouts	
Name & Principal Position	**Year Ending Jan 31**	**Salary $**	**Bonus $**	**Other Annual Compen sation $**	**Securities Under Options granted**	**Resticted shares or restricted share units**	**LTIP Payouts $**	**All other Compens ation $**
Arthur W Lilly	2004 2003 2002	- - -	- - -	60,000(1) 60,000(1) 60,000(1)	200,000 - -	- - -	- - -	Nil Nil Nil

(1) paid to Utica resources Ltd., a company controlled by Arthur W. Lilly

OPTIONS/SAR GRANTS DURING THE MOST RENTLY COMPLETED FINANCIAL YEAR

Name	Securities under options granted (#common shares)	% Total options granted to emp. in financial year	Exercise price or base security ($/Security)	Market Value of securities underlying options on the date of grant ($/security)	Expiration date
N/A	Nil	N/A	N/A		

Name	Securities Required on exercise (#)	Aggregate value realized ($)	Unexercised Options at F/Y end (#) Exercisable/unexercisable	Value of unexercised in the money options at F/Y end ($) exercisable/ unexercisable
Arthur W. Lilly	Nil	Nil	250,000	Nil/Nil

Neither the Company nor any of its subsidiaries has any plan or arrangement with respect to compensation to its executive officers' which would result from the resignation, retirement or any other termination of employment of the executive officers' employment with the Company and its subsidiaries or from a change of control of the Company or any subsidiaries of the Company or a change in the executive officers' responsibilities following a change of control, where in respect of an Executive Officer the value of such compensation exceeds $100,000.

The Company has no standard arrangement pursuant to which Directors are compensated by the Company for their services in their capacity as Directors other than the unissued treasury shares that may be issued upon the exercise of the Directors' Stock Options. There has been no other arrangement pursuant to which Directors were compensated by the Company in their capacity as Directors except as disclosed herein and in the financial statements included with this information circular.

None of the Directors or Senior Officers of the Company, nor any proposed nominee for election as a director of the Company, nor any associate of such persons, are or have been indebted to the Company at any time since the beginning of the Company's last completed financial year.

INTEREST OF MANAGEMENT AND INSIDERS IN MATERIAL TRANSACTIONS

None of the Directors or Senior Officers of the Company, nor any proposed nominee for election as a Director of the Company, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect in any transaction which, in either case, has or will materially affect the Company, except as disclosed herein and the financial statements which will follow the mailing of this information circular.

APPOINTMENT OF AUDITORS

Unless such authority is withheld, the persons in the enclosed Proxy intend to vote for the appointment of Wolrige Mahon Chartered Accountants, Vancouver, British Columbia, as auditors for the company to hold office until the next Annual General Meeting of the shareholders, at a remuneration to be fixed by the Directors.

MANAGEMENT CONTRACTS

There are no other management functions of the Company or a subsidiary thereof, which are to any substantial degree performed by a person other than the directors or senior officers at the Company or a subsidiary thereof. Refer to the heading "Remuneration of Management and Executive Compensation" for further details with respect to management contracts.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

It is the policy of the TSX Venture Exchange that shareholder approval to the granting of options be received prior to the exercise of incentive stock options granted to the directors and employees and with respect of amendments to an incentive stock option agreement if the option as originally constituted was approved by shareholders or the optionee is a director or employee of the Company at the time of the amendment.

Accordingly, shareholder approval will be sought for an ordinary resolution to grant incentive stock options to insiders, directors and employees of the Company or its subsidiaries for the purchase of shares in the capital stock of the Company for such periods, in such amounts, and at such prices per share, as may be decided by the board of directors in their absolute discretion in accordance with the policies of the British Columbia Securities Commission and the TSX Venture Exchange, and subject to acceptance by the British Columbia Securities Commission and the TSX Venture Exchange, to ratify and approve the granting of stock options previously granted to insiders, directors and employees of the Company, to approve any amendments to previously issued stock option agreements and to any options which are granted pursuant to this authority, and to approve the exercise of any of the foregoing options.

The shareholders of the Company will also be asked to pass a resolution at the meeting authorizing the directors to grant incentive stock options to permitted consultants of the Company and/or its subsidiaries for the purchase of shares in the capital stock of the Company for such periods, in such amounts, and at such price per share, as may be decided by the board of directors in their absolute discretion in accordance with the British Columbia Securities Commission Blanket Order & Ruling # 96/15 and subject to acceptance by the TSX Venture Exchange, to ratify and approve the granting of stock options previously granted to permitted consultants of the Company, to approve any amendments to previously issued stock option agreements and to any options which are pursuant to this authority, and to approve the exercise of any of the foregoing options. BOR#96/15 outlines the requirements and procedures associated with the granting of stock options to permitted consultants which include, among other things, that approval of disinterested members be provided prior to the exercise of stock options granted to a permitted consultant who is a related person (as defined in BOR#96/15). Pursuant to TSX Venture Exchange Policy 23, the foregoing options must be approved by a majority of votes cast at a shareholders' meeting other than votes attached to securities beneficially owned by insiders of the Company, and associates of insiders. Non-voting and subordinate voting shares, if any, are to be given full voting rights in these circumstances. Accordingly, any person who has been granted an option as a permitted consultant, which has been previously approved by shareholders or may be granted an option, as a permitted consultant prior to the next annual general meeting will not be permitted to vote on this resolution.

OTHER MATERIAL FACTS

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth herein and in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

Dated this 12th day of June 2004

ON BEHALF OF THE BOARD OF DIRECTORS

Signed *"Arthur W. Lilly"*

Arthur W. Lilly, President

SUPPLEMENTAL MAILING LIST
RETURN CARD

RECEIVED
2004 JUN -3 A 9: 13
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

TO: **SHAREHOLDERS OF GLOBAL COGENIX INDUSTRIAL CORPORATION**

If you wish to be included in the supplemental mailing list for Global Cogenix Industrial Corporation (the Company) in order to receive its interim financial statements, please complete and return this card to:

Global Cogenix Industrial Corporation
#214 – 3540 West 41st Avenue
Vancouver, B.C. V6N 3E6

The undersigned certifies that he/she/it is the owner of securities of the Company and requests to be placed on the Company's supplemental mailing list in order to receive its interim financial statements.

DATED:______________________

Signature______________________________

____
Name – Please Print

____
Address – Please Print

____

____

____
Name and title of person signing if different from name above.

GLOBAL COGENIX INDUSTRIAL CORPORATION

Vancouver, B.C.

CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2003 and 2002

WOLRIGE MAHON

WOLRIGE MAHON
Chartered Accountants

AUDITORS' REPORT

To the Shareholders of Global Cogenix Industrial Corporation:

We have audited the consolidated balance sheets of Global Cogenix Industrial Corporation as at January 31, 2003 and 2002 and the consolidated statements of earnings and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at January 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

Wolrige Mahon

CHARTERED ACCOUNTANTS

Vancouver, B.C.
May 5, 2003

Ninth Floor Commerce Place 400 Burrard Street Vancouver British Columbia V6C 3B7
Telephone 604 684 6212 Fax 604 688 3497
www.wolrigemahon.com

GLOBAL COGENIX INDUSTRIAL CORPORATION

CONSOLIDATED STATEMENTS OF EARNINGS AND DEFICIT

For the years ended January 31, 2003 and 2002

	2003 $	2002 $
Revenue		
Partnership income (Note 5)	**152,646**	213,654
Consulting fees	**40,000**	120,000
Other (Note 4)	**47,000**	-
	239,646	333,654
Expenses		
Bank charges and interest (Note 6)	**5,065**	138
Business development costs	**1,532**	982
Capital tax	**-**	(2,000)
Communication and shareholder information	**5,310**	3,803
Consulting and management fees (Note 6)	**66,673**	60,000
Fees and licenses	**3,615**	1,000
Interest on long-term debt	**263,892**	303,579
Office and administration	**13,241**	7,786
Professional fees (Note 11)	**(132,967)**	24,515
Project investigation costs (Note 6)	**53,050**	17,561
Rent	**5,814**	5,956
Travel	**5,113**	4,454
	290,338	427,774
Net loss	**(50,692)**	(94,120)
Deficit, beginning end of year	**(8,119,871)**	(8,025,751)
Deficit, end of year	**(8,170,563)**	(8,119,871)
Loss per share		
Basic and diluted	**0.003**	0.006

GLOBAL COGENIX INDUSTRIAL CORPORATION

CONSOLIDATED BALANCE SHEETS

January 31, 2003 and 2002

	2003 $	2002 $
Assets		
Current		
Cash	**22,760**	31,396
Receivables	**2,769**	7,309
	25,529	38,705
Hydroelectric projects (Note 4)	**112,500**	112,500
Boston Bar Limited Partnership (Note 5)	**2,094,349**	2,345,442
	2,232,378	2,496,647
Liabilities		
Current		
Payables and accruals (Note 6)	**32,603**	100,312
Current portion of long term debt (Note 7)	**112,703**	102,000
	145,306	202,312
Long term debt (Note 7)	**2,593,735**	2,796,803
	2,739,041	2,999,115
Share Capital and Deficit		
Share capital (Note 10)	**7,663,900**	7,617,403
Deficit	**(8,170,563)**	(8,119,871)
	(506,663)	(502,468)
	2,232,378	2,496,647

Approved by Directors:

"A. W. LILLY" "J. B. ROSS"

GLOBAL COGENIX INDUSTRIAL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended January 31, 2003 and 2002

	2003 $	2002 $
Cash provided by (used in):		
Operating activities		
Net loss for the year	**(50,692)**	(94,120)
Items not affecting cash		
Share of income from limited partnership	**(152,646)**	(213,654)
	(203,338)	(307,774)
Changes in other non-cash operating items	**(62,169)**	(1,613)
Cash flow used in operating activities	**(265,507)**	(309,387)
Investing activities		
Limited partnership drawings	**403,739**	419,677
Log Creek Project	**-**	(87,500)
Cash flow from investing activities	**403,739**	332,177
Financing activities		
Repayment of long term debt	**(192,365)**	(15,799)
Advances to related party	**(1,000)**	(4,800)
Issuance of share capital	**46,497**	25,000
Cash flow used in financing activities	**(146,868)**	4,401
Net increase (decrease) in cash	**(8,636)**	27,191
Cash, beginning of the year	**31,396**	4,205
Cash, end of the year	**22,760**	31,396

GLOBAL COGENIX INDUSTRIAL CORPORATION

NOTES

For the years ended January 31, 2003 and 2002

Note 1 Nature of Operations

The Company was incorporated in 1983 under the British Columbia Company Act. Its principal business activity is acquiring interests directly and indirectly in electric power generation projects.

These financial statements are prepared on the assumption that the Company is a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. Different bases of measurement may be appropriate when the Company is not expected to continue in operation for the foreseeable future. The Company's continuation as a going concern is dependent upon its ability to attain profitable operations and generate funds therefrom and/or raise equity capital or borrowings sufficient to meet current and future obligations.

For the year ended January 31, 2003, the Company reported a net loss of $50,692 (2002: $94,120) and had a working capital deficiency of $119,777 (2002: $163,607).

Note 2 Significant Accounting Policies

Basis of Consolidation

The consolidated financial statements include the amounts of the Company and its wholly-owned subsidiary, Cogenix Power Corp.

Hydroelectric Projects

The costs capitalized include the Company's share of acquisition costs of the water license application. All other costs incurred by the Company related to the project have been expensed.

Investment in Boston Bar Limited Partnership

The partnership is not subject to joint control. The Company, as a limited partner, does not have the ability to exercise control and the 25% interest in the Boston Bar limited partnership is accounted for on the equity basis.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company accounts for income taxes whereby the cost (benefit) of current and future income taxes is recognized as income tax expense in the determination of results of operations for the period. Future income tax liabilities (assets) are the amount of income taxes arising from taxable temporary differences between the tax bases of an asset or liability and its carrying amount in the balance sheet. Income taxes liabilities and assets are recognized when they are more likely than not to be realized and are measured using the income tax rates and laws that are expected to apply at the time of settlement or realization.

Note 2 Significant Accounting Policies (continued)

Incentive Stock Options

The company has a stock based compensation plan, which is described in Note 10. Effective January 1, 2002, the company adopted the recommendations of the Canadian Institute of Chartered Accountants with respect to accounting for stock based compensation and has applied this change prospectively for new awards of stock options granted on or after January 1, 2002.

As options are issued at a price greater than the current market value, the option has no intrinsic value and therefore, no compensation expense is recorded when the options are granted. Consideration paid by employees or directors on the exercise of stock options is credited to share capital.

Stock option awards granted are accounted for in accordance with the intrinsic value method of accounting for stock-based compensation. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price. Compensation expense for stock options is recognized over the vesting period. Options granted to other than employees and directors are measured at their fair value as the services are performed and the options earned. In periods prior to January 1, 2002, the Corporation recognized no compensation expense when stock or stock options were issued to employees.

Loss per Share

Basic loss per share has been calculated using the weighted average number of common shares outstanding during the year. Diluted loss per share has been calculated using the weighted average number of common shares that would have been outstanding during the respective period had all of the stock options and warrants outstanding at year-end having a dilutive effect been converted into shares at the beginning of the year and the proceeds used to repurchase the company's common shares at the average market price for the year. Since the company is in a loss position this would be anti-dilutive, therefore, diluted loss per share is the same as basic loss per share.

Note 3 Financial Instruments

The fair value of all items that meet the definition of a financial instrument approximate their carrying values. These items include cash, receivables, payables and accruals, due to related party and long term debt. Unless otherwise stated, it is management's opinion that the Company is not exposed to significant credit, currency or interest rate risk arising from these financial instruments.

Note 4 Hydroelectric Projects

	2003 **$**	2002 $
Log Creek Project	**112,500**	112,500
Kookipi Creek Project	**-**	-
	112,500	112,500

Note 4 Hydroelectric Projects (continued)

Log Creek Project

The Company acquired a water license application in 1998 relating to the Log Creek catchment area hydroelectric development. Permitting and environmental studies are underway to be filed for approval by the Provincial Government of British Columbia in order to obtain a water license and commence construction of a power plant.

In September 2001, the Company entered into a Joint Development Agreement with EPCOR Power Development Corporation ("EPCOR") to undertake a 50-50 joint venture for the development of the Log Creek hydroelectric power project. To earn its 50% interest, EPCOR agreed to pay the Company $100,000 of consulting fees, and pay the permitting, licensing, and build design costs of the project. In addition, EPCOR provided $90,500 for the balance of the purchase of the water license application, of which the Company must reimburse EPCOR (see Note 8).

The Company has also signed a consulting agreement with EPCOR to provide services in the development of Log Creek project. EPCOR will pay the Company $5,000 per month for a one year term commencing October 1, 2001.

Kookipi Creek Project

During the year, the Company acquired a water license application relating to the Kookipi Creek catchment area hydroelectric development. Permitting and environmental studies are underway to be filed for approval by the Provincial Government of British Columbia in order to obtain a water license and commence construction of a power plant.

In December 2002, the Company entered into a Memorandum of Understanding with EPCOR Power Development Corporation ("EPCOR") to undertake a 50-50 joint venture for the development of the Kookipi Creek hydroelectric power project. To earn its 50% interest, EPCOR agreed to pay the Company $75,000 as an expense reimbursement which eliminated the costs incurred on the project with the remainder recorded as other income on the statement of earnings and deficit.

Subsequent to the year-end the Company's joint development agreements with EPCOR Power Development Corporation have been terminated and the Company is in discussions with other appropriate parties to jointly submit a Tender to B.C. Hydro on the Green Power Generation call which both Log Creek and Kookipi Creek have been qualified. B.C. Hydro requires the Tenders to be submitted by the 29th of August 2003.

Note 5 Boston Bar Limited Partnership

The Company owns a 25% interest in the Class A and B units of the Boston Bar Limited Partnership. The partnership was formed under the Limited Partnership Act (Ontario) for the purpose of constructing and operating a hydroelectric generating station. The Boston Bar generating station was commissioned in 1995.

Under the terms of the limited partnership agreement, the Company provided a limited recourse guarantee of the partnership's obligations, secured by a pledge of the Company's partnership units.

The Class A units which were being held in trust, were released when guaranteed debts of approximately $96,700 were settled during the year. See notes 7 and 11.

The financial statements of the limited partnership were audited by another firm of chartered accountants.

Note 5 Boston Bar Limited Partnership (continued)

The Company's investment is summarized as follows:

	2003 $	2002 $
Equity beginning of the year	**2,345,442**	2,551,465
Share of income	**152,646**	213,654
Drawings applied to long-term debt and interest	**(381,633)**	(381,720)
Drawings applied to guaranteed debts and other	**(22,106)**	(37,957)
Equity end of the year	**2,094,349**	2,345,442

Summarized financial information of the limited partnership for the years ended December 31, 2002 and 2001 is as follows:

	2003 $	2002 $
Balance Sheet		
Current assets	**577,238**	749,347
Property and equipment	**8,406,008**	9,093,994
	8,983,246	9,843,341
Current liabilities	**182,267**	131,738
Partners' equity	**8,800,979**	9,711,603
	8,983,246	9,843,341
Statement of Earnings		
Revenue	**2,028,736**	2,240,955
Operating expenses	**(621,416)**	(540,434)
Earnings before amortization	**1,407,320**	1,700,521
Amortization	**(687,986)**	(694,091)
Net earnings	**719,334**	1,006,430

Note 6 Related Party Transactions and Balances

During the year, the Company paid consulting and management fees $60,000 (2002: $60,000) to a company controlled by a director, accounting fees of $4,260 (2002: $4,735) and project development fees of $48,000 (2002: $16,000) to relatives of a director, and interest of $5,010 (2002: $NIL) to companies with a common director. These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Included in payables and accruals is $5,210 (2002: $1,200) owing to companies with a common director. These amounts are without interest and specific terms of repayment.

Note 7 Long-Term Debt

	2003 $	2002 $
Loan relating to the investment in Boston Bar Limited Partnership, bearing interest at 10.75% per annum, compounded monthly, repayable in blended monthly payments of $31,874 over a twenty year term to 2015, secured by a fixed and specific mortgage over the generating station and the partnership units.	**2,615,938**	2,711,556
Advances owing to a partner for share of legal costs and accrued interest at 10% per annum, repayable from operations of the Boston Bar Limited Partnership.	**-**	96,747
Advances owing to EPCOR for share of costs and application of Log Creek water license. Repayment of the advances is due 90 days after commencement of commercial operations.	**90,500**	90,500
	2,706,438	2,898,803
Current portion of long-term debt	**(112,703)**	(102,000)
	2,593,735	2,796,803

Principal repayments on long-term debt for the next five years are as follows:

2004	112,703
2005	125,144
2006	138,959
2007	154,299
2008	171,331

Note 8 Income Taxes

The Company has losses for income tax purposes of approximately $4,670,000 available to reduce future years' taxable income. The related tax benefits of these deductions have not been recognized in the accounts as it is more likely than not that the benefits of the losses will expire before realization. The losses expire at various dates to 2010.

Note 9 Commitments

The Company is party to a lease for office premises to October 2003 at a cost of approximately $5,952 per year.

Note 10 Share Capital

Authorized:

100,000,000 common shares of no par value

Issued:

	Shares	$
Balance, January 31, 2001	15,958,927	7,592,403
Shares issued on exchange of warrants (i)	250,000	25,000
Balance, January 31, 2002	16,208,927	7,617,403
Shares issued for debt settlement (ii)	464,966	46,497
Balance at January 31, 2003	16,673,893	7,663,900

(i) In 2002 the Company issued 250,000 special warrants at $0.10 per special warrant. The warrants were exchanged for one common share plus an additional warrant. The additional warrants, which are outstanding at January 31, 2003, are exchangeable for one common share at a price of $0.15 to February 16, 2003. Subsequent to year end, the 250,000 additional warrants expired.

(ii) During the year, the Company issued 464,966 shares at $0.10 per share and 361,866 share purchase warrants exchangeable for one common share at a price of $0.10 per share to January 31, 2005 to settle debts of $46,497.

Note 10 Share Capital (continued)

Stock Options

The company has established a stock option plan whereby options may be granted to the company's directors, officers and employees for up to 10% of the common shares issued and outstanding.

	2003		2002	
	Number of Shares	**Weighted Average Exercise Price $**	Number of Shares	Weighted Average Exercise Price $
Opening	**950,000**	**0.18**	950,000	0.18
Granted	**1,450,000**	**0.10**	-	-
Exercised	-	-	-	-
Expired	**(950,000)**	**0.18**	-	-
Closing	**1,450,000**	**0.10**	950,000	0.18

As at January 31, 2003 the following stock options were outstanding:

Shares	**Exercise Price $**	**Expiry Date**
1,450,000	0.10	July 25, 2006

The fair value of stock options granted during the year was estimated at the date of the grant using a Black Scholes Option Pricing Model with the following assumptions for 2003: risk-free interest rate of 3.5%; dividend yield of 0%; volatility factor of the market price of the company's common shares of 225%; and, an average expected life of the options of 3.5 years. On a pro-forma basis, the net loss for the year ended January 31, 2003 would be increased by $54,971. Basic and diluted loss per share would be increased by $0.004.

Share Purchase Warrants

	2003		2002	
	Number of Shares	**Weighted Average Exercise Price $**	Number of Shares	Weighted Average Exercise Price $
Opening	**250,000**	**0.10**	-	-
Granted	**361,866**	**0.10**	500,000	0.10
Exercised	-	-	(250,000)	0.10
Expired	**(250,000)**	**0.10**	-	-
Closing	**361,866**	**0.10**	250,000	0.10

Note 10 Share Capital (continued)

At January 31, 2003 the following share purchase warrants were outstanding:

Shares	Exercise Price $	Expiry Date
361,866	0.10	January 15, 2005

Note 11 Professional Fees

During the year, the Company was awarded $150,000 in regards to the Canadian Power Funding Corporation litigation dispute with the Company's solicitors. This amount has been used to reduce the professional fees.

Note 12 Comparative Figures

Certain 2002 comparative figures have been reclassified to conform to the financial statement presentation adopted for 2003.

Proxy

GENERAL MEETING OF SHAREHOLDERS OF

Global Cogenix Industrial Corporation

TO BE HELD At: The Boardroom, 10th Floor, 625 Howe St., Vancouver, B.C.

ON 25th, July 2003 **AT 11:00AM**

The undersigned member ("Registered Shareholder") of the Company hereby appoints, Arthur W. Lilly a Director of the Company, or failing this person, Robert Hughes, a Director of the Company, or in the place of the foregoing, ______________________ *(print the name)*, as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

REGISTERED HOLDER SIGN HERE: ______________________________

DATE SIGNED: ______________________________

PLEASE PRINT NAME: ______________________________

Resolutions

(For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Against	Withhold
1. To Approve acceptance of Audited Financials			N/A
2. Appointment of Wolrige Mahon as auditors of the Company		N/A	
3. To determine the Directors to fix the Auditors' renumeration			N/A
4. To determine the number of Directors at four			N/A
5. To elect as Director, Arthur W. Lilly		N/A	
6. To elect as Director, Robert Hughes		N/A	
7. To elect as Director, Arthur Willson Lilly		N/A	
8. To elect as Director, John B. Ross		N/A	
9. To grant the proxyholder authority to vote at his/her discretion on any other business or amendment or variation to the previous resolutions		N/A	

THIS PROXY MUST BE SIGNED AND DATED.

SEE IMPORTANT INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative,*** the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Pacific Corporate Trust Company.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;

   OR

   (b) ***appoint another proxyholder,*** who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7. If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person***. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, **voting instructions *must be DEPOSITED* at the office of "PACIFIC CORPORATE TRUST COMPANY" no later than forty eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.**

The mailing address of Pacific Corporate Trust Company is 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, and its fax number is (604) 689-8144.

Telephone voting can be completed at 1-888-Tel-Vote (1-888-835-8683) and Internet voting at http://www.stocktronics.com/webvote